

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2011

<u>Via E-mail</u>
Michael H. Mulroy
Chief Financial Officer and General Counsel
Questcor Pharmaceuticals, Inc.
1300 North Kellogg Drive, Suite D
Anaheim, California 92807

Re: Questcor Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 23, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed July 29, 2011
File No. 001-14758

Dear Mr. Mulroy:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

<u>Form 10-K For The Year Ended December 31, 2010</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations</u>

<u>Cost of Sales, page 22</u>

1. Tell us the amount of product liability insurance expense included in cost of sales in 2010 and why you believe product liability insurance is properly classified in cost of sales.

Critical Accounting Policies And Estimates
Revenue Recognition, page 25

2. In your 2009 Form 10-K on page 28 you provided disclosure of the change in sales-related reserves showing for each year the beginning balance, current provision related to sales made in the current period, current provision related to sales made in prior periods, actual payments for sales made in current year, actual payments for sales made in prior years. Tell us why you did not provide this disclosure in the 2010 Form 10-K and provide us this information for 2010. Further confirm to us that you will provide this information in future filings.

Research and development, page 23

3. In order to help us evaluate your disclosure about the resources that you expend in your research and development activities, please provide us the following information:

- Provide us a breakout of total research and development expense shown in the financial statements incurred for 2009 and 2010. This may take a variety of forms depending on how you manage and report projects within the organization, for example, distinguishing between preclinical and clinical development categories and/or by therapeutic class.
- You indicate that you plan to incur a significant increase in research and development expenses in 2011 through 2013 due to dose response clinical trials. Please tell us the dollar or percentage increase or range of the increase expected.

Notes to Consolidated Financial Statements

5. Fair Value of Stock-Based Awards, page 58

4. You disclose "During 2010, we reviewed our methodology for calculating volatility and, in doing so we shortened the look-back period to represent the time period following the implementation of our Acthar-centric pricing strategy in late 2007. This resulted in a lower volatility which, we believe, is a better representation of our current market condition." Explain in detail how you determined expected volatility in 2010 and 2009 and why you believe the methodology in 2010 complies with ASC 718-10-55-35 through 718-10-55-41 which states periods of extraordinary volatility may be disregarded. Provide us the length of the look-back period used for 2010 and 2009, how the period was determined and the volatility being used in 2011 and how volatility was determined. We note the risk factor stating your stock price has been volatile.

6. Indemnifications, Commitments and Contingencies
Commitments, page 61

5. You state that you have an agreement with BioVectra dcl to produce the active pharmaceutical ingredient used in Acthar. The agreement terminates 12 months after

written notice by either party. Under the terms of the new agreement, you are obligated to purchase a minimum amount of Acthar active pharmaceutical ingredient and will not purchase in excess of a certain amount of Acthar API per year. Please provide us proposed disclosure to be included in future periodic reports that quantifies the amount of annual minimum purchases and include them in your Contractual Obligations table.

6. Please quantify and discuss the facts and circumstances concerning the maximum purchase quantity including how and when such limitation might affect your operations and your contingency plans to access alternative sources.

Form 10-Q For The Period Ended June 30, 2011
Notes To Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page 6

7. Please provide us proposed disclosure to be included in future periodic reports that states your accounting policy for the recognition and classification of the annual fee imposed by the Patient Protection and Affordable Care Act as amended by the Health Care and Education Affordability Reconciliation Act on pharmaceutical companies that sell branded prescription drugs or biologics to specified government programs in the United States. Further, quantify the fees accrued and expensed to date. Refer to ASU 2010-27 and ASU 2011-06.

8. Please provide us proposed disclosure to be included in future periodic reports that states your unaudited interim financial statements "reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented". Refer to Regulation S-X Rule 3-03(d).

Liquidity and Capital Resources, page 26

9. Please provide us proposed disclosure to be included in future period reports that explains why accounts receivable increased at a greater rate than sales. Provide the number of days' sales in accounts receivable and explain the difference between that number and your standard credit terms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant